Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 国 际 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

INSIDE INFORMATION

ANNOUNCEMENT OF FOURTH QUARTER AND FISCAL YEAR 2025 UNAUDITED FINANCIAL RESULTS

This announcement is made by SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company is pleased to announce the unaudited financial results of the Company and its subsidiaries for the three months ended December 31, 2025 and the financial results for the year ended December 31, 2025 (the “Q4 and FY Results”). Attached hereto is the full text of the earnings release issued by the Company on March 31, 2026 (U.S. Eastern Time) in relation to the Q4 and FY Results, some contents of which may constitute inside information of the Company.

The shareholders of the Company and potential investors are advised not to place undue reliance on the Q4 and FY Results and to exercise caution when dealing in the securities of the Company.

By order of the Board SUPER HI INTERNATIONAL HOLDING LTD. Ms. SHU Ping Chairlady

Singapore, March 31, 2026

As of the date of this announcement, the board of directors comprises Ms. SHU Ping as the chairlady and non-executive director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive directors.

1

Super Hi Reports Unaudited Financial Results for the Fourth Quarter and Full Year 2025

SINGAPORE, March 31, 2026 (GLOBE NEWSWIRE) － Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Revenue was US$230.0 million, representing an increase of 10.2% from US$208.8 million in the same period of 2024.

•	In the fourth quarter of 2025, the Company opened 3 new Haidilao restaurants and closed 3 Haidilao restaurants. Two of these closures represent strategic conversions to the Company’s secondary brand portfolio. The total number of Haidilao restaurants as of December 31, 2025 was 126, reflecting a net increase of 4 since December 31, 2024.

•	Overall average table turnover rate[1] was 4.0 times per day, compared to 3.9 times per day in the same period of 2024. Overall average same-store table turnover rate[2] was 4.1 times per day, compared to 4.0 times per day in the same period of 2024.

•	Had over 8.3 million total guest visits, representing an increase of 3.8% from 8.0 million in the same period of 2024.

•	Same-store sales[3] were US$195.4 million, representing an increase of 2.3% from US$191.1 million in the same period of 2024.

•	Income from operation[4] was US$13.0 million, compared to US$17.5 million in the same period of 2024.

•	Income from operation margin[5] was 5.7%, compared to 8.4% in the same period of 2024.

Full Year 2025 Highlights

•	Revenue was US$840.8 million, representing an increase of 8.0% from US$778.3 million in the full year of 2024.

•	Overall average table turnover rate[1] was 3.9 times per day, compared to 3.8 times per day in the full year of 2024. Overall average same-store table turnover rate[2] was 4.0 times per day, compared to 3.9 times per day in the full year of 2024.

•	Had over 32.0 million total guest visits, representing an increase of 7.0% from 29.9 million in the full year of 2024.

•	Same-store sales[3] were US$675.6 million, compared to US$656.7 million in the full year of 2024, representing a year-over-year increase of 2.9%.

•	Income from operation[4] was US$37.4 million, compared to US$53.3 million in 2024.

•	Income from operation margin[5] was 4.4%, compared to 6.8% in 2024.

[1]	Calculated by dividing the total tables served for the year/period by the product of total Haidilao restaurant operations days for the year/period and average table count during the year/period.
[2]	Calculated by dividing the total tables served for the year/period by the product of total Haidilao restaurant operations days for the year/period and average table count at the Company’s same-stores during the year/ period.
[3]	Refers to the aggregate gross revenue of Haidilao restaurant operations at the same-stores for the year/period indicated.
[4]	Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from profit (loss) for the year/period.
[5]	Calculated by dividing income from operation4 by total revenue.

2

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “In the fourth quarter of 2025, as we continued to reward employees and customers, Haidilao restaurant achieved a 0.1 times per day improvement for both overall average table turnover rate1 and overall average same-store table turnover rate2 compared to the same period last year. Revenue for Haidilao restaurant grew by 6.0% year-over-year, with same-store sales³ rising by 2.3%. Overall company revenue increased by 10.2% year-over-year.

“For the full year 2025, Haidilao restaurant achieved an overall average table turnover rate1 of 3.9 times per day and an overall same-store average table turnover rate2 of 4.0 times per day. The restaurant level operating margin was 8.7%, a decrease of 1.4 percentage points from the same period last year. This near-term pressure on restaurant level operating margin primarily reflects our strategic investments in employee incentives, enhanced value propositions, and elevated in-store experiences. In 2025, we also expanded and optimized our restaurant network, diversified revenue streams, and increased investment in the ‘Pomegranate Plan’. These initiatives collectively contributed to Haidilao restaurant revenue growth of 5.7% and other business revenue growth of 61.4%.

“Looking ahead, we remain committed to our vision of becoming a leading global integrated restaurant group. We will strengthen our diverse customer base overseas and deliver richer dining experiences to customers worldwide, driving sustainable growth across global markets.”

Fourth Quarter 2025 Financial Results

Revenue was US$230.0 million, representing an increase of 10.2% from US$208.8 million in the same period of 2024.

•	Revenue from Haidilao restaurant operations was US$211.9 million, representing an increase of 6.0% from US$199.9 million in the same period of 2024. The increase was mainly driven by (i) ongoing business expansion and increased brand influence; and (ii) continuous efforts to increase guest visits and table turnover rate.

•	Revenue from delivery business was US$6.8 million, representing an increase of 94.3% from US$3.5 million in the same period of 2024, primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

•	Revenue from other business was US$11.3 million, representing an increase of 109.3% from US$5.4 million in the same period of 2024. The increase was mainly driven by (i) the increasing popularity of hot pot condiment products, Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

Raw materials and consumables used were US$76.9 million, representing an increase of 13.6% from US$67.7 million in the same period of 2024. In the fourth quarter of 2025, raw materials and consumables used as a percentage of revenue increased to 33.4% from 32.4% in the same period of 2024. This increase was primarily driven by (i) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants; and (ii) the continued investment in initiatives to enhance the customer experience, such as quality enhancements.

3

Staff costs were US$74.1 million, representing an increase of 10.3% from US$67.2 million in the same period of 2024. The increase was primarily attributable to (i) the increase in the number of employees, reflecting the expansion of the restaurant network compared to the prior year; and (ii) higher piece-rate wages and extended working hours resulting from increased guest visits and improved table turnover rate. As a percentage of revenue, staff costs remained stable at 32.2% in the fourth quarter of 2025, consistent with the same period of 2024.

Income from operation4 was US$13.0 million, compared to US$17.5 million in the same period of 2024. Income from operation margin5 was 5.7%, compared to 8.4% in the same period of 2024. This change in income from operation margin5 was mainly attributable to (i) the growth in sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants, contributed to an increase in ingredient costs as a percentage of revenue; (ii) the increase in business development expenses and storage expenses in line with the Company’s business expansion; and (iii) the net increase in impairment losses on property, plant and equipment and right-of-use assets, primarily related to business optimization measures implemented at certain restaurant locations following comprehensive performance reviews conducted by management.

Profit for the period was US$4.5 million, compared to a loss of US$11.6 million in the same period of 2024. This change was mainly due to a decrease in net foreign exchange loss of US$22.2 million in the fourth quarter of 2025 as compared with the same period of 2024, primarily attributable to foreign exchange fluctuations, particularly the revaluation of local currencies against the U.S. dollar.

Basic and diluted net profit per share were both US$0.01 compared to a basic and diluted net loss per share of US$0.02 in the same period of 2024.

Full Year 2025 Financial Results

Revenue was US$840.8 million, representing an increase of 8.0% from US$778.3 million in the full year of 2024.

•	Revenue from Haidilao restaurant operations was US$790.0 million, representing an increase of 5.7% from US$747.3 million in the full year of 2024. The increase was mainly driven by (i) improved operational performance at existing Haidilao restaurants, driven by higher table turnover rate and increased customer traffic resulting from our ongoing operational optimization initiative; and (ii) the continued strategic expansion of our business network throughout 2025.

•	Revenue from delivery business was US$19.0 million, representing an increase of 68.1% from US$11.3 million in the full year of 2024, primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

•	Revenue from other business was US$31.8 million, representing an increase of 61.4% from US$19.7 million in the full year of 2024. The increase was mainly driven by (i) the increasing popularity of hot pot condiment products, as well as Haidilao-branded and sub-branded food products, among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

4

Raw materials and consumables used were US$282.8 million, representing an increase of 9.7% from US$257.7 million in the full year of 2024. As a percentage of revenue, raw materials and consumables used increased to 33.6% in the full year of 2025 from 33.1% in the full year of 2024. This increase was primarily attributable to (i) the continued investment in customer experience initiatives, such as quality enhancements; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products and the expansion of secondary branded restaurants.

Staff costs were US$285.4 million, representing an increase of 10.1% from US$259.3 million in the full year of 2024. The increase was primarily attributable to (i) the increase in the number of employees, which was in line with the expansion of the restaurant network and our operation strategy of ensuring sufficient number of employees to provide superior customer experience across catering services, product quality, restaurant environment, and food safety; (ii) higher piece-rate wages and extended working hours resulting from increased guest visits and improved table turnover rate; and (iii) higher statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs increased from 33.3% in 2024 to 33.9% in 2025.

Income from operation4 was US$37.4 million, compared to US$53.3 million in the full year of 2024. Income from operation margin5 was 4.4%, compared to 6.8% in the full year of 2024. This change in income from operation margin5 was mainly attributable to (i) the continued investment in customer experience and employee benefit initiatives, which partially offsets the increase in revenue; (ii) increased outsourcing service fees and consulting service expenses, resulting from the restaurant network expansion and the secondary brand development; and (iii) the net increase in impairment losses on property, plant and equipment and right-of-use assets, primarily related to business optimization measures implemented at certain restaurant locations following comprehensive performance reviews conducted by management.

Profit for the year was US$36.3 million, representing an increase of 69.6% from US$21.4 million in 2024. This change was primarily due to the increase in net foreign exchange gain of US$33.8 million, driven mainly by foreign exchange fluctuations, particularly the appreciation of local currencies against the U.S. dollar, which is partially offset by the decrease in income from operation margin5 mentioned above.

Basic and diluted net profit per share were both US$0.06, compared to US$0.04 in the full year of 2024.

Non-IFRS Financial Measure

In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, Restaurant level operating margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards.

Restaurant level operating margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards.

Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business.

5

Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers.

The Group believes that Restaurant level operating margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses Restaurant level operating margin information to benchmark the Group’s performance versus competitors.

The table set forth below reconciles total revenue to restaurant level revenue:

	For the Year ended December 31,
	2025	2024
	USD’000	USD’000
Total revenue	840,755	778,308
Less: Revenue (Others)	(31,769)	(19,719)

Restaurant level revenue	808,986	758,589

The computation of restaurant level operating margin is as follows:

	For the Year ended December 31,
	2025	2024
	USD’000	USD’000
Restaurant level revenue	808,986	758,589
Less: Restaurant level costs and expenses	(738,422)	(682,075)

Restaurant level operating profit	70,564	76,514

Restaurant level operating margin*	8.7%	10.1%

*	Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

6

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the Year ended December 31,
	2025	2024
	USD’000	USD’000
Income from operation(1)	37,434	53,311

Less:
Revenue (Others)	(31,769)	(19,719)
Other income(2)	(1,830)	(2,449)

Add non-restaurant level cost and expenses(3):
Raw materials and consumables used(4)	18,472	10,343
Staff costs	16,333	10,992
Rentals and related expenses	1,707	989
Utilities expenses	1,893	1,783
Depreciation and amortization	7,260	6,353
Traveling and communication expenses	1,399	995
Listing expenses	-	2,460
Other expenses	13,650	10,136
Other losses – net(5)	6,015	1,320

Restaurant level operating profit	70,564	76,514

Restaurant level operating margin	8.7%	10.1%

Notes:

(1)	Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2)	Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income.

(3)	Non-restaurant level costs and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4)	Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5)	Other losses – net primarily consist of net impairment loss (reversal) recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

7

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the periods indicated.

	As of December 31,
	2025	2024
Number of restaurants
Southeast Asia	71	73
East Asia	21	19
North America	22	20
Others(1)	12	10
Total	126	122

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2025	2024	2025	2024
Total guest visits (million)
Southeast Asia	5.3	5.4	20.9	20.7
East Asia	1.2	0.9	4.5	3.3
North America	1.1	1.1	4.1	3.7
Others(1)	0.7	0.6	2.5	2.2
Total	8.3	8.0	32.0	29.9

Average table turnover rate(2) (times per day)
Southeast Asia	3.8	3.7	3.7	3.7
East Asia	5.1	4.8	5.0	4.4
North America	4.1	4.2	4.0	4.1
Others(1)	3.9	4.2	3.9	3.9
Overall	4.0	3.9	3.9	3.8

Average spending per guest(3) (US$)
Southeast Asia	19.3	19.5	18.9	19.6
East Asia	28.5	28.4	28.7	28.3
North America	41.4	41.0	39.9	42.3
Others(1)	40.3	39.3	39.4	41.6
Overall	25.4	25.0	24.6	25.0

8

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2025	2024	2025	2024
Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.8	16.0	15.4	15.7
East Asia	20.8	19.2	20.1	17.1
North America	24.1	24.3	22.6	22.0
Others(1)	24.3	26.1	23.8	24.9
Overall	18.8	18.7	18.1	17.7

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the years/periods by the product of total Haidilao restaurant operations days for the years/periods and average table count during the years/periods in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operations for the years/periods by total guests served for the years/periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operations for the years/periods by the total Haidilao restaurant operations days of the years/periods in the same geographic region.

9

Same-Store Sales

The following table sets forth details of the Company’s same-store sales for the periods indicated.

	As of/For the Three Months Ended December 31,		As of/For the Year Ended December 31,
	2025	2024	2025	2024
Number of same-stores(1)
Southeast Asia	64		59
East Asia	15		13
North America	20		17
Others(5)	10		10
Total	109		99

Same-store sales(2) (US$ in thousands)
Southeast Asia	96,182	95,691	348,567	349,157
East Asia	30,297	26,850	94,544	79,971
North America	44,614	44,536	140,649	137,342
Others(5)	24,258	24,029	91,821	90,184
Total	195,351	191,106	675,581	656,654

Average same-store sales per day(3) (US$ in thousands)
Southeast Asia	16.3	16.3	16.3	16.2
East Asia	22.0	19.5	20.0	16.8
North America	24.2	24.2	22.7	22.1
Others(5)	26.4	26.2	25.2	25.0
Overall	19.5	19.1	18.7	18.2

Average same-store table turnover rate(4) (times/day)
Southeast Asia	3.9	3.8	3.8	3.8
East Asia	5.4	4.8	5.0	4.3
North America	4.1	4.2	4.0	4.1
Others(5)	4.0	4.2	4.0	3.9
Overall	4.1	4.0	4.0	3.9

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the years/periods under comparison and opened for more than 75 days in the fourth quarter and opened for more than 300 days in the full year of 2024 and 2025, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operations at the Company’s same-stores for the years/periods indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operations for the years/periods by the total Haidilao restaurant operations days at the Company’s same-stores for the years/periods.

(4)	Calculated by dividing the total tables served for the years/periods by the product of total Haidilao restaurant operations days for the years/periods and average table count at the Company’s same-stores during the years/ periods.

(5)	Others include Australia, the United Kingdom, and the United Arab Emirates.

10

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 32 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the “world’s most valuable restaurant brands” for seven consecutive years since 2019, earning the title of “World’s Strongest Restaurant Brand ” for 2024 (Brand Finance). As of December 31, 2025, Super Hi had 126 self-operated Haidilao restaurants in 14 countries across four continents.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

11

Contacts

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com

12

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
	USD’000	USD’000	USD’000	USD’000
Revenue	229,974	208,762	840,755	778,308
Other income	2,147	2,167	9,495	7,523
Raw materials and consumables used	(76,864)	(67,684)	(282,818)	(257,723)
Staff costs	(74,147)	(67,171)	(285,355)	(259,293)
Rentals and related expenses	(6,529)	(5,661)	(24,235)	(20,136)
Utilities expenses	(7,063)	(7,131)	(28,986)	(28,358)
Depreciation and amortization	(21,563)	(21,572)	(82,651)	(80,972)
Travelling and communication expenses	(2,445)	(1,723)	(7,996)	(6,449)
Listing expenses	–	–	–	(2,460)
Other expenses	(24,527)	(20,488)	(87,095)	(70,735)
Other (losses) and gains – net	(7,399)	(25,656)	9,840	(17,924)
Finance costs	(3,053)	(2,448)	(11,447)	(8,538)

Profit (Loss) before tax	8,531	(8,605)	49,507	33,243
Income tax expense	(4,057)	(3,003)	(13,169)	(11,844)

Profit (Loss) for the period/year	4,474	(11,608)	36,338	21,399

Other comprehensive income (expense)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	5,131	12,362	(6,355)	12,028

Total comprehensive income for the period/year	9,605	754	29,983	33,427

Profit (Loss) for the period/year attributable to:
Owners of the Company	4,468	(11,340)	36,429	21,801
Non-controlling interests	6	(268)	(91)	(402)

	4,474	(11,608)	36,338	21,399
Total comprehensive income attributable to:
Owners of the Company	9,599	1,022	30,074	33,829
Non-controlling interests	6	(268)	(91)	(402)

	9,605	754	29,983	33,427

Earnings (Loss) per share
Basic and diluted (USD)	0.01	(0.02)	0.06	0.04

13

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	160,301	151,901
Right-of-use assets	204,180	185,514
Intangible assets	311	278
Deferred tax assets	4,725	3,799
Other receivables	1,961	1,961
Prepayment	325	373
Rental and other deposits	20,709	17,372

	392,512	361,198

Current Assets
Inventories	37,519	31,521
Trade and other receivables and prepayments	35,652	30,754
Rental and other deposits	5,417	3,378
Pledged bank deposits	2,793	2,855
Bank balances and cash	271,990	254,719

	353,371	323,227

Current Liabilities
Trade payables	36,337	30,711
Other payables	42,980	38,100
Amounts due to related parties	2,177	1,329
Tax payable	7,031	5,411
Lease liabilities	45,662	41,407
Contract liabilities	10,658	9,669
Provisions	1,987	1,941

	146,832	128,568

Net Current Assets	206,539	194,659

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	6,184	7,504
Lease liabilities	183,139	171,219
Contract liabilities	2,905	2,980
Provisions	15,179	12,493

	207,407	194,196

Net Assets	391,644	361,661

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	550,593
Reserves	(160,494)	(190,568)

Equity attributable to owners of the Company	390,102	360,028
Non-controlling interests	1,542	1,633
Total Equity	391,644	361,661

*     Less than USD1,000

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
	USD’000	USD’000	USD’000	USD’000
Net cash from operating activities	34,214	30,995	114,648	119,696
Net cash (used in) from investing activities	(96,700)	23,347	(177,309)	(27,616)
Net cash (used in) from financing activities	(11,311)	(8,813)	(51,035)	12,577

Net (decrease) increase in cash and cash equivalents	(73,797)	45,529	(113,696)	104,657

Cash and cash equivalents at beginning of the period/year	217,771	215,162	254,719	152,908
Effect of foreign exchange rate changes	616	(5,972)	3,567	(2,846)
Cash and cash equivalents at end of the period/year	144,590	254,719	144,590	254,719

Represented by:
Bank balances and cash	271,990	254,719	271,990	254,719
Less: bank deposits with original maturity over three months	(127,400)	–	(127,400)	–

	144,590	254,719	144,590	254,719

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